

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 14, 2017

Richard Miller
President and Chief Executive Officer
Corvus Pharmaceuticals, Inc.
863 Mitten Road, Suite 102
Burlingame, CA 94010

      Re: Corvus Pharmaceuticals, Inc.
          Registration Statement on Form S-3
          Filed April 3, 2017
          File No. 333-217102

Dear Dr. Miller:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Johnny Gharib at (202) 551-3170 with any questions.

                              Division of Corporation Finance
                              Office of Healthcare and
                              Insurance

cc: Kathleen M. Wells, Esq.